Yintech Investment Holdings Limited

October 16, 2017

Ms. Shannon Sobtka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

U.S.A.

Re:

Yintech Investment Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 24, 2017

Comment Letter Dated September 13, 2017

File No. 001-37750

Dear Shannon Sobtka:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated October 3, 2017 with respect to the Form 20-F for the fiscal year ended December 31, 2016 of Yintech Investment Holdings Limited (the “Company”), which was filed on April 24, 2017 (the “2016 20-F”) and the Company’s response dated September 22, 2017. For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Note 23. Income Taxes, page F-38

1.     We note your response to our prior comment 1 and remain unclear the reason for the RMB 100 million distribution. Please clarify. Additionally, tell us how you considered the distribution in your determination that your future operational plans described in the response are sufficient evidence to support your assertion that all remaining earnings will be indefinitely reinvested in the PRC for future business expansion.

Response:

In late December 2016, the Company’s management evaluated its preliminary 2016 full-year consolidated results of operations and planned a US$0.80 per ADS (or US$0.04 per ordinary share) dividends distribution to the Company’s shareholders, which represented an approximately 40% payout ratio based on 2016 full-year consolidated net profit attributable to shareholders. As of December 31, 2016, the Company’s onshore (Refers to the Company’s PRC subsidiaries) and offshore (Refers to the Company’s holding entities registered in Cayman Islands, British Virgin Islands and Hong Kong) cash reserve were US$150.6 million and US$71.4 million, respectively. After the proposed dividends distribution to the Company’s shareholders, the Company’s offshore cash reserve would have been decreased to US$15.5 million. To replenish the Company’s offshore cash reserve after the proposed dividends distribution to the Company’s shareholders as well as to meet reinvestment needs for PRC subsidiaries’ future business expansion, the Company’s management determined a RMB100 million dividends distribution from certain PRC subsidiaries to offshore holding companies, which are registered in Cayman, British Virgin Islands and Hong Kong, and an indefinite reinvestment of the remaining 2016 full-year earnings in the PRC. After the proposed RMB100 million distribution from the Company’s PRC subsidiaries to offshore holding companies, the Company’s offshore cash reserve would have been increased to US$30 million.

The Company’s Board of Directors subsequently authorized the aforementioned dividends distribution (US$55.9 million in total) to its ordinary shareholders on March 7, 2017, which was fully paid by March 31, 2017. On March 31, 2017, a shareholder resolution regarding the RMB100 million dividends distribution from the Company’s PRC subsidiaries to offshore holding companies was passed and the distribution was fully made in April 2017.

During the above process, the Company considered ASC 740-30-25-17 and determined that, except for the RMB 100 million that the Company’s PRC subsidiaries distributed to offshore holding companies from their 2016 net profit, the presumption in ASC 740-30-25-3 could be overcome for the remaining undistributed retained earnings accumulated as of December 31, 2016.

For PRC subsidiaries’ retained earnings as at December 31, 2016, after setting aside RMB 100 million for the distribution, all the remaining earnings will be indefinitely reinvested in the PRC for purpose of future business expansion, including but not limited to the following areas. This was authorized by both the CEO and CFO of the Company.

1.              Promote brand and services;

2.              Invest in information technology infrastructure and proprietary software;

3.              Invest in innovation labs with a focus on areas including big data, artificial intelligence and trading strategies;

4.              Further develop businesses, including trading service business on the Shanghai Gold Exchange and trading service for other commodities; and

5.              Hire and retain talents to maintain market leading position in online spot commodity trading services in China.

In addition, the Company and offshore holding companies did not have any external borrowings or significant debts as at December 31, 2016, the only significant cash need of the Company is for the  potential discretionary dividend distribution. The Company has not committed to making any future dividends distribution to its shareholders, and has no intention to distribute any remaining earnings that exists as of December 31, 2016.  The Company’s management will evaluate the Company’s offshore cash reserve level as well as PRC subsidiaries’ reinvestment needs, and propose any future dividends distribution from PRC subsidiaries to offshore holding companies if, and only if the Company’s PRC subsidiaries generate future earnings.

*              *              *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-21) 2028 9009 or by email at jingbo.wang@baidao.com or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Jingbo Wang

Name:	Jingbo Wang
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP